Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three month periods ended March 31, 2013 and 2012. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report filed with the SEC on March 28, 2013. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

The disclosure and analysis set forth in this report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

We caution that these and other forward-looking statements included in this report represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this report are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. As a result, the forward-looking events discussed in this report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Recent Developments

Dividend Declaration

On May 14, 2013, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on June 11, 2013 to shareholders of record as of May 28, 2013. The declaration and payment of dividends is at all times subject to the discretion of the Board and will depend on, among other things, our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and the provisions of Bermuda law and such other factors as the Board may deem advisable.

Fleet Update

On January 28, 2013 and March 25, 2013, GasLog took delivery of the GasLog Shanghai and the GasLog Santiago, respectively. Each of these LNG carriers has 155,000 cubic meters capacity and tri-fuel diesel electric propulsion constructed by Samsung Heavy Industries Co. Ltd. The vessels are chartered out to a subsidiary of BG Group plc (“BG Group”) from delivery until 2018, subject to charterer’s option to extend the terms of the charters at specified rates.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first half of 2016. In addition, GasLog secured a total of four options for the construction of four additional LNG carriers (174,000 cubic meters each) from Samsung Heavy Industries Co. Ltd. that expire in July 2013. In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. signed time charter agreements with a subsidiary of BG Group for the employment of the aforementioned vessels for ten years starting from the date of their delivery, with charterer options to extend the agreements for additional periods.

In January 2013, GAS-six Ltd. amended the time charter agreement with a subsidiary of BG Group. Under the amended agreement the vessel will enter into an eight year charter in which the first three years remain as previously contracted and the subsequent five years are a seasonal charter under which the vessel is committed to BG Group for seven consecutive months at a fixed monthly charter hire and available to accept other charters for the remaining five months.

The four ships in GasLog’s fleet as of March 31, 2013, performed without any off-hire during the quarter ended March 31, 2013, thereby achieving full utilization for the period.

As of March 31, 2013, the eight ships under construction at Samsung Heavy Industries Co. Ltd., with delivery planned for various dates between 2013 and 2016, were on schedule and within budget.

Overview

We are an international owner, operator and manager of liquefied natural gas (“LNG”) carriers. Our owned fleet consists of 12 wholly owned LNG carriers, including two ships delivered to us in 2010, two ships delivered to us in 2013 and eight LNG carriers on order. We currently manage and operate 16 LNG carriers, and we are supervising the construction of our eight newbuildings. We have secured multi-year time charter contracts for the two ships delivered to us in 2010, for the two ships delivered to us in 2013 and six of our eight newbuildings on order that from March 31, 2013 are expected to provide total contracted revenue of $1.8 billion during their initial terms, which expire between 2015 and 2026.

In addition to our committed order book, we have options to purchase four additional LNG carriers from Samsung Heavy Industries Co. Ltd. that expire in July 2013, and we have a 25% interest in an additional ship, the Methane Nile Eagle , a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle. We manage our business and analyze and report our results of operations on the basis of two segments: vessel ownership and vessel management. Our vessel ownership segment generates revenues by chartering our ships to customers on multi-year time charters. Our vessel management segment, the operations of which are carried out through our wholly owned subsidiary GasLog LNG Services Ltd. (“GasLog LNG Services”), generates revenues by offering plan approval and construction supervision services in connection with newbuilding LNG carriers and providing technical ship management services, including crewing, training, maintenance, regulatory and

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classification compliance and health, safety, security and environmental (“HSSE”) management and reporting for our owned fleet as well as the ships in our managed fleet.

Results of Operations & Segment Performance

Three month period ended March 31, 2013 compared to the three month period ended March 31, 2012

	Three months ended March 31, 2013
	Vessel ownership	Vessel management	Unallocated(2)	Eliminations	Total
	(In thousands of U.S. Dollars)

Statement of profit or loss
Revenues from external customers (1)	$19,235	$2,542	$—	$—	$21,777
Inter-segment revenues	—	1,962	—	(1,962)	—
Total revenues	19,235	4,504	—	(1,962)	21,777
Vessel operating and supervision costs	(3,943)	(2,093)	—	1,158	(4,877)
Depreciation of fixed assets	(4,126)	(79)	(35)	—	(4,240)
General and administrative expenses	(194)	(2,263)	(4,158)	—	(6,615)
Profit/(loss) from operations	10,973	69	(4,194)	(804)	6,045
Financial costs and gain on interest rate swaps, net	(700)	(12)	(7)	—	(718)
Financial income	19	—	160	—	179
Share of profit of associate	388	—	—	—	388
Profit/(loss) for the period	$10,680	$57	$(4,041)	$(804)	$5,893

	Three months ended March 31, 2012
	Vessel ownership	Vessel management	Unallocated(2)	Eliminations	Total
	(In thousands of U.S. Dollars)
Statement of profit or loss
Revenues from external customers (1)	$13,992	$2,610	$—	$—	$16,602
Inter-segment revenues	—	986	—	(986)	—
Total revenues	13,992	3,596	—	(986)	16,602
Vessel operating and supervision costs	(2,419)	(1,938)	—	869	(3,488)
Depreciation of fixed assets	(3,136)	(71)	(28)	—	(3,235)
General and administrative expenses	—	(1,809)	(3,376)	—	(5,185)
Profit/(loss) from operations	8,438	(222)	(3,404)	(117)	4,694
Financial costs and gain on interest rate swaps, net	(2,890)	(12)	(4)	—	(2,906)
Share of profit of associate	383	—	—	—	383
Profit/(loss) for the period	$5,931	$(234)	$(3,408)	$(117)	$2,171

(1)	During the three months ended March 31, 2013 and March 31, 2012, the vessel ownership segment had four and two vessels, respectively, that were time chartered out and earned revenue from external customers.
(2)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

During the three month period ended March 31, 2013, we had an average of 2.8 ships operating in our owned fleet, an average of 14.8 ships operating under our technical management and an average of 5.2 owned ships under construction supervision. During the three month period ended March 31, 2012, we had an average of 2.0 ships operating in our owned fleet, an average of 14.0 ships operating under our technical management and an average of 3.3 owned ships under construction supervision.

Revenues:

Consolidated revenues increased by 31.20%, or $5.18 million, to $21.78 million during the three month period ended March 31, 2013, from $16.60 million during the three month period ended March 31, 2012. The increase is mainly attributable to an increase in revenues in the vessel ownership segment of $5.25 million.

Vessel ownership segment: In our vessel ownership segment, revenues increased by 37.53%, or $5.25 million, to $19.24 million during the three month period ended March 31, 2013, from $13.99 million during the three month period ended March 31, 2012. The increase is due to the delivery of the GasLog Shanghai and the GasLog Santiago on January 28, 2103 and March 25, 2013, respectively and the commencement of their charter party agreement with the BG Group.

Vessel management segment: Revenues of GasLog LNG Services increased by 25%, or $0.90 million, to $4.50 million from $3.60 million, of which $2.54 million and $2.61 million were from external customers during the three month periods ended March 31, 2013 and 2012, respectively. The decrease in revenue from external customers of $0.07 million is mainly a result of a project that occurred in the first quarter of 2012. The increase of $0.97 million in inter-segment revenues is mainly attributable to an increase of $0.61 million in revenues from newbuilding supervision and a $0.36 million increase in management fees and other services provided to the GasLog Shanghai and the GasLog Santiago. Revenues from newbuilding supervision, management fees and other services are eliminated on a Group basis. The newbuilding supervision program will be effective until 2016 when all of our Group newbuildings will be delivered.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 39.83%, or $1.39 million, to $4.88 million during the three month period ended March 31, 2013, from $3.49 million during the three month period ended March 31, 2012. The increase is mainly attributable to an increase of $1.52 million in vessel operating expenses in the vessel ownership segment.

Vessel ownership segment: Vessel operating costs in this segment increased by 62.81%, or $1.52 million, to $3.94 million during the three month period

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ended March 31, 2013, from $2.42 million during the three month period ended March 31, 2012, primarily due to operating expenses of the two vessels delivered in the first quarter of 2013 and increased technical maintenance expenses due to the planned intermediate surveys on the two vessels delivered in 2010.

Vessel management segment: Vessel operating and supervision costs of GasLog LNG Services increased by 7.73%, or $0.15 million, to $2.09 million during the three month period ended March 31, 2013, from $1.94 million during the three month period ended March 31, 2012, mainly due to new employees hired to fulfill new requirements from our existing customers and due to an increase in the number of the owned ships under construction supervision, which amounts were eliminated in consolidation.

Depreciation of Fixed Assets:

Consolidated depreciation of fixed assets increased by 30.86%, or $1.00 million, to $4.24 million during the three month period ended March 31, 2013, from $3.24 million during the three month period ended March 31, 2012. The increase is mainly attributable to the vessel ownership segment.

Vessel ownership segment: In our vessel ownership segment, depreciation of fixed assets increased by 31.53%, or $0.99 million, to $4.13 million during the three month period ended March 31, 2013, from $3.14 million during the three month period ended March 31, 2012. The increase in depreciation resulted from the depreciation of the GasLog Shanghai and the GasLog Santiago delivered in the first quarter of 2013.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 27.61%, or $1.43 million, to $6.61 million during the three month period ended March 31, 2013, from $5.18 million during the three month period ended March 31, 2012. The increase is attributable to an increase of $0.78 million in unallocated segment, an increase of $0.45 million in vessel management segment and an increase of $0.19 million in vessel ownership segment.

Vessel ownership segment: General and administrative expenses in this segment increased by $0.19 million, to $0.19 million during the three month period ended March 31, 2013, from $0 during the three month period ended March 31, 2012. The increase in general and administrative expenses is mainly attributable to the naming ceremony expenses for the two vessels delivered in the first quarter of 2013.

Vessel management segment: General and administrative expenses in this segment increased by 24.86%, or $0.45 million, to $2.26 million during the three month period ended March 31, 2013, from $1.81 million during the three month period ended March 31, 2012. The increase in general and administrative expenses is attributable to an increase of $0.68 million in personnel costs due to increased training and familiarization costs for the seamen that will join the newbuildings upon delivery and due to costs relating to new employees hired to fulfill new requirements from our existing customers partially offset by a decrease of $0.23 million in equity-settled compensation expense attributable to the segment because the plan fully vested upon completion of our initial public offering (“IPO”).

Unallocated: Unallocated general and administrative expenses increased by 23.08%, or $0.78 million, to $4.16 million during the three month period ended March 31, 2013, from $3.38 million during the three month period ended March 31, 2012. The increase in general and administrative expenses is attributable to (a) an increase of $0.72 million in personnel costs due to an increase in the number of employees and an increase in other personnel-related expenses related to the planned growth and the reporting and compliance requirements of being a public company, (b) an increase of $0.20 million in travel expenses, (c) an increase of $0.40 million in legal and professional fees, (d) an increase of $0.61 million in foreign exchange losses and (e) an increase in all other unallocated expenses by $0.05 million. This increase in unallocated general and administrative expenses was partially offset by a $1.20 million decrease in equity-settled compensation expense because the plan fully vested upon completion of our IPO.

Financial Costs and Gain on Interest Rate Swap, nets:

Consolidated financial costs and gain on interest rate swaps, net decreased by 75.26%, or $2.19 million, to $0.72 million during the three month period ended March 31, 2013, from $2.91 million during the three month period ended March 31, 2012. The decrease is mainly attributable to the decrease in the vessel ownership segment.

Vessel ownership segment: Financial costs and gain on interest rate swaps, net in the segment decreased by 75.78%, or $2.19 million, to $0.70 million during the three month period ended March 31, 2013, from $2.89 million during the three month period ended March 31, 2012. The decrease in financial costs and gain on interest rate swaps, net resulted from an increase of $3.14 million in unrealized gain from interest rate swaps partially offset by an increase of $0.95 million in other financial costs including interest expense.

Unrealized gain on interest rate swaps, net increased by $3.14 million, to $3.24 million during the three month period ended March 31, 2013, from $0.10 million during the three month period ended March 31, 2012. The increase is attributable to (a) a $2.87 million increase in gain from the mark-to-market valuation of six interest rate swaps signed in 2012 and carried at fair value through profit or loss and four interest rate swaps for which hedge accounting was discontinued in the first quarter of 2013, (b) a loss of $0.84 million recognized at the inception of the interest swaps signed in the first quarter of 2012 and (c) an increase of $0.05 million in gain relating to the ineffective portion of the changes in the fair value of the interest rate swaps designated as cash flow hedging instruments, partially offset by a $0.62 million that was reclassified from the equity to the profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued.

Other financial costs including interest expense increased by 31.77%, or $0.95 million, to $3.94 million during the three month period ended March 31, 2013, from $2.99 million during the three month period ended March 31, 2012. During the three month period ended March 31, 2013, we had an average of $379.00 million of outstanding indebtedness with a weighted average interest rate of 3.78%, and during the three month period ended March 31, 2012, we had an average of $279.42 million of outstanding indebtedness with a weighted average interest rate of 3.96%.

Financial Income:

Consolidated financial income increased by $0.18 million, to $0.18 million during the three month period ended March 31, 2013, from $0 during the three month period ended March 31, 2012. The increase is mainly attributable to interest income from fixed time deposits.

Share of Profit of Associate

Our consolidated share of profits from our interest in Egypt LNG did not change materially during the three month period ended March 31, 2013 compared to the three month period ended March 31, 2012.

Profit for the Period:

Consolidated profit increased by $3.72 million, to $5.89 million for the three month period ended March 31, 2013, from $2.17 million for the three month period ended March 31, 2012 as a result of the aforementioned factors.

Customers

Historically, we have derived nearly all of our revenues from one customer, BG Group. For the three month period ended March 31, 2013, we received

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98.1% of our revenues from BG Group, 0.8% of our revenues from Egypt LNG (an entity in which we have a 25% ownership interest), and 1.1% from another customer. For the three month period ended March 31, 2012, we received 97.4% of our revenues from BG Group, 1.1% of our revenues from Egypt LNG, and 1.5% from another customer. Royal Dutch Shell plc (“Shell”) will become a customer upon delivery to us from the shipyard (scheduled for dates in 2013 and 2014) of the two newbuildings that will be chartered to one of its subsidiaries.

Seasonality

Since our owned ships are employed under multi-year, fixed-rate charter arrangements, with the exception of Hull No. 2017 expected to be delivered in Q3 2013, seasonal trends do not impact the revenues earned by our vessel ownership segment during the year. Seasonality also does not have a significant impact on revenues earned by our vessel management segment, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars with approximately 22% held in euros as of March 31, 2013. We have not made use of derivative instruments other than for interest rate risk management purposes. Refer to Note 9 of our unaudited interim condensed financial statements for details on our interest rate swap arrangements.

As of March 31, 2013, we had $63.01 million of cash and cash equivalents, of which $5.33 million was held in a retention account in connection with the next installment and interest payment due under the credit facilities entered into by our subsidiaries GAS-two Ltd. and GAS-three Ltd. and $34.97 million was held in time deposits. Moreover, as of March 31, 2013, we had $72.28 million held in time deposits with an initial duration of more than three months but less than a year that are presented as short-term investments.

Our sources of funds have been contributions from our shareholders (prior to our IPO), proceeds from sales of our shares, operating cash flows and long-term bank borrowings.

As of March 31, 2013, we had an aggregate of $521.20 million of indebtedness outstanding under three credit agreements, of which $130.65 million is repayable within one year. GasLog has accepted an offer letter for a term loan facility of $110 million and a revolving credit facility of up to $50 million for the purpose of refinancing an existing facility of an outstanding amount of $105.61 million presented under current debt and for general corporate purposes. In addition there are three loan facilities with an aggregate undrawn amount of $856 million that will be used to finance a portion of the contract prices of six new LNG carriers on order.

Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings and service our existing debt. The current commitments for capital expenditures are related to the eight LNG carriers on order, which have a gross aggregate contract price of approximately $1.57 billion. As of March 31, 2013, the total remaining balance of the contract prices of the eight newbuildings on order was $1.4 billion,that will be funded with available cash, cash from operations, existing debt facilities and other financings. We also have options to acquire four additional newbuilding LNG carriers, which options expire in July 2013. In the event we decide to exercise these options, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of March 31, 2013, our current assets totaled $141.92 million while current liabilities totaled $152.81 million, resulting in a negative working capital position of $10.89 million. The offer letter that GasLog has accepted for the refinancing of $105.61 million current debt and for general corporate purposes will provide an additional working capital of $160 million in the second quarter of 2013.

Cash Flows

Three month period ended March 31, 2013 compared to the three month period ended March 31, 2012

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the three months ended
	March 31, 2012	March 31, 2013
	(in thousands of U.S. dollars)
Net cash from operating activities	$3,021	$3,132
Net cash used in investing activities	(20,276)	(306,741)
Net cash from financing activities	5,454	256,316

Net Cash From Operating Activities

Net cash from operating activities increased by 3.64%, or $0.11 million, to $3.13 million in the three month period ended March 31, 2013, from $3.02 million during the three month period ended March 31, 2012. The increase of $0.11 million was due to an increase of $4.44 million in revenue collections, favorable changes in cash from ship management creditors amounting to $0.38 million, a decrease of $0.14 million in security collaterals and a decrease of $0.35 million in cash paid for interest, partially offset by an increase of $5.20 million in payments for general and administrative expenses, operating expenses and inventories.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $286.46 million, to $306.74 million in the three month period ended March 31, 2013, from $20.28 million in the three month period ended March 31, 2012. The increase is mainly attributable to a $318.83 million increase in payments for the construction costs of newbuildings and a decrease of $0.20 million of dividends we received from Egypt LNG, partially offset by a $0.32 million decrease in payments for other tangible assets, the net decrease in short-term investments of $32.13 million and interest income received of $0.11 million in 2013.

Net Cash From Financing Activities

Net cash from financing activities increased by $250.87 million, to $256.32 million in the three month period ended March 31, 2013, from $5.45 million in the three month period ended March 31, 2012. The increase is mainly attributable to $272.50 million drawn from a loan facility (2012:nil) and a decrease of $6.67 million in payment of loan issuance costs, partially offset by the dividend payment of $6.91 million (2012:nil) and an increase of $0.11 million in bank

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loan repayments. The increase in cash from financing activities was further affected by the payments of IPO costs of $0.73 million, capital contributions received from our pre-IPO shareholders of $18.66 million and advances from related parties of $3.35 million during the three months ended March 31, 2012 (2013:nil).

Contracted Charter Revenues

The following table summarizes GasLog’s contracted charter revenues and vessel utilization within the vessel ownership segment as of March 31, 2013.

	On and after April 1	For the years

	2013	2014	2015	2016	2017-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues (1)(2)(3)(4)(5)	$114.21	$207.77	$210.51	$234.36	$1,011.36	$1,778.21
Total contracted days(1)	1,501	2,740	2,768	2,988	12,341	22,338
Total available days(6)	1,501	2,741	3,532	4,178	43,095	55,047
Total unfixed days(7)	—	1	764	1,190	30,754	32,709
Percentage of total contracted days/total available days (1)	100.00%	99.96%	78.37%	71.52%	28.64%	40.58%

(1)	Reflects time charter revenues and contracted days for the two LNG carriers delivered to us in 2010, the two LNG carriers delivered to us in 2013 and the six LNG carriers on order for which we have secured time charters. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking.

(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.

(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. No special adjustments are assumed under those time charter contracts.

(4)	For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for these charters include an estimate of the amount of the operating cost component and the management fee component.

(5)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.

(7)	Represents available days for the two newbuildings on order for which no charter has been signed plus available days for other ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of March 31, 2013 for the ten ships in our owned fleet for which we have secured time charters, including the contracts for six of our LNG carriers on order that are scheduled to be delivered on various dates between 2013 and 2016. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after March 31, 2013. The table reflects only our contracted charter revenues for the ten ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our two LNG carriers on order for which we have not yet secured time charter contracts or any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into time charter contracts for the two remaining newbuildings on order or any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenues, a decrease in the number of unfixed days and an increase in the utilization rates for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report filed with the SEC on March 28, 2013. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

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Credit Facilities

As of March 31, 2013, our outstanding indebtedness related to the three credit facilities secured by our four owned vessels. All facilities are denominated in U.S. dollars. The following summarizes certain terms of the three facilities as of March 31, 2013:

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Remaining Payment Installments as of March 31, 2013
Danish Ship Finance A/S	GAS-one Ltd. (GasLog Savannah)	$143.09 million	LIBOR + applicable margin	2020	29 consecutive quarterly installments, the first in the amount of $2.81 million and the remaining 28 in the amount of $2.06 million each, plus a balloon payment in the amount of $82.52 million due in May 2020

DNB Bank ASA, National Bank of Greece S.A. and UBS AG (1)	GAS-two Ltd. (GasLog Singapore)	$105.61 million	LIBOR + applicable margin	2014	4 consecutive quarterly installments, with a balloon payment of approximately $88.79 million due in January 2014 concurrently with the final installment

DNB Bank ASA, London Branch, and the Export-Import Bank of Korea	GAS-three Ltd. (GasLog Shanghai ) and GAS-four Ltd. (GasLog Santiago)	$272.50 million	LIBOR + applicable margin	2025	48 consecutive quarterly installments of $2.01 million under each tranche, with two balloon payments of up to $40 million each due under each tranche 12 years from delivery of the collateral ships; the lenders will have a put option giving them the right to request full repayment in 2018

In addition, through our subsidiaries, we have entered into three loan agreements in connection with the financing of a portion of the contract prices of six of our eight contracted newbuildings. Borrowings under these facilities will be drawn upon delivery of the ships, which is scheduled for various dates between 2013 and 2015, and will be secured by mortgages on the relevant ships. Each of the facilities will be denominated in U.S. dollars. The following summarizes certain terms of the facilities as of March 31, 2013:

Lender(s)	Subsidiary Parties (Collateral Ship)	Committed Amount	Expected Drawdown Date(s)	Interest Rate	Maturity	Payment Installment Schedule
Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International Plc, Greece Branch	GAS-five Ltd. and GAS-six Ltd. (Hull Numbers 2016 and 2017)	Up to $277 million	Q2 2013 and Q3 2013	LIBOR + applicable margin	2019	24 consecutive quarterly installments of $2.04 million under each tranche, with two balloon payments of $89.62 million each due under each tranche no later than the earlier of six years from delivery of the collateral ships or July 2019

Credit Suisse AG	GAS-seven Ltd. (Hull Number 2041)	Up to $144 million	Q4 2013	LIBOR + applicable margin	2020	28 consecutive quarterly installments of $2 million, with a balloon payment of $88 million due with the last installment

DNB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)	GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. (Hull Numbers 2042, 2043 and 2044)	Up to $435 million	Q2 2014, Q4 2014 and Q1 2015	LIBOR + applicable margin	2021 (first tranche) and 2022 (second and third tranches)	28 consecutive quarterly installments of $1.99 million, $2.03 million and $2.03 million, respectively, under each tranche, with balloon payments of $87.28 million, $89.16 million and $89.16 million, respectively, due with the last installment under each tranche

(1)	In February 2013, the Group accepted an offer letter from DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ) for a term loan facility of up to $110 million and a revolving credit facility of up to $50 million for the purpose of refinancing the existing facility of GAS-two Ltd. with DnB Nor Bank ASA, National Bank of Greece and UBS AG and for general corporate purposes. The term loan is repayable in 20 equal quarterly installments of $2.50 million, together with a balloon installment of $60.00 million due with the final installment in 2018. The revolving credit facility will be available for drawing on a fully revolving basis in minimum amounts of $5 million until three months prior to the maturity date.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report filed on March 28, 2013 and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

6

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2012 and March 31, 2013

(All amounts expressed in U.S. Dollars)

	Note	December 31, 2012	March 31, 2013
Assets		(restated)
Non-current assets
Goodwill		9,511,140	9,511,140
Investment in associate		6,856,144	6,854,378
Deferred financing costs		24,278,983	20,152,705
Other non-current assets		4,071,071	3,996,552
Tangible fixed assets	3	426,879,545	799,643,238
Vessels under construction	3	217,321,572	180,650,572
Total non-current assets		688,918,455	1,020,808,585
Current assets
Trade and other receivables		2,431,852	2,762,175
Dividends receivable and due from related parties	5	859,121	2,082,817
Inventories		480,554	912,229
Prepayments and other current assets		425,385	868,869
Short-term investments		104,674,150	72,283,350
Cash and cash equivalents		110,978,315	63,006,246
Total current assets		219,849,377	141,915,686
Total assets		908,767,832	1,162,724,271
Equity and liabilities
Equity
Share capital		628,632	628,632
Contributed surplus		621,879,379	614,964,431
Reserves	9	(11,049,090)	(8,779,073)
Accumulated deficit		(8,187,530)	(2,294,086)
Equity attributable to owners of the Group		603,271,391	604,519,904
Current liabilities
Trade accounts payable		1,794,300	3,685,801
Ship management creditors		850,680	563,360
Amounts due to related parties	5	121,663	97,649
Derivative financial instruments	9	7,144,738	7,686,087
Other payables and accruals	7	15,094,483	12,227,022
Loans—current portion	4	25,753,343	128,550,259
Total current liabilities		50,759,207	152,810,178
Non-current liabilities
Derivative financial instruments	9	24,183,718	18,133,402
Loans—non-current portion	4	228,514,890	385,220,527
Other non-current liabilities		2,038,626	2,040,260
Total non-current liabilities		254,737,234	405,394,189
Total equity and liabilities		908,767,832	1,162,724,271

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2012 and 2013

(All amounts expressed in U.S. Dollars)

		For the three months ended
	Note	March 31, 2012	March 31, 2013
Revenues		16,602,387	21,776,858
Vessel operating and supervision costs		(3,488,188)	(4,876,900)
Depreciation of fixed assets	3	(3,235,208)	(4,240,496)
General and administrative expenses	6	(5,184,767)	(6,614,660)
Profit from operations		4,694,224	6,044,802

Financial costs and gain on interest rate swaps, net	9	(2,906,447)	(718,400)
Financial income		—	178,781
Share of profit of associate		383,287	388,261
Total other expense		(2,523,160)	(151,358)
Profit for the period		2,171,064	5,893,444

Earnings per share – basic and diluted	11	0.06	0.09

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income

For the three months ended March 31, 2012 and 2013

(All amounts expressed in U.S. Dollars)

		For the three months ended
	Note	March 31, 2012	March 31, 2013
Profit for the period		2,171,064	5,893,444
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	9	2,920,459	1,645,699
Net change in fair value of cash flow hedges reclassified to profit or loss	9	—	624,318
Other comprehensive income for the period		2,920,459	2,270,017
Total comprehensive income for the period		5,091,523	8,163,461

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the three months ended March 31, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	Share capital	Contributed surplus	Equity-settled employee benefits reserve	Other reserves	Accumulated deficit	Total
Balance at January 1, 2012 (as previously reported)	391,015	300,715,852	7,571,357	(5,826,940)	(12,437,763)	290,413,521
Actuarial gain adjustment (see note 2)	—	—	—	80,072	—	80,072
Balance at January 1, 2012 (as restated)	391,015	300,715,852	7,571,357	(5,746,868)	(12,437,763)	290,493,593
Capital contributions	—	18,662,935	—	—	—	18,662,935
Expense recognized in respect of equity-settled employee benefits	—	—	1,424,404	—	—	1,424,404
Profit for the period	—	—	—	—	2,171,064	2,171,064
Other comprehensive income for the period	—	—	—	2,920,459	—	2,920,459
Total comprehensive income for the period	—	—	—	2,920,459	2,171,064	5,091,523
Balance at March 31, 2012 (as restated)	391,015	319,378,787	8,995,761	(2,826,409)	(10,266,699)	315,672,455

Balance at January 1, 2013 (as previously presented)	628,632	621,879,379	10,739,009	(21,819,767)	(8,216,944)	603,210,309
Actuarial gain adjustment (see note 2)	—	—	—	31,668	29,414	61,082
Balance at January 1, 2013 (as restated)	628,632	621,879,379	10,739,009	(21,788,099)	(8,187,530)	603,271,391
Dividend declared ($0.11 per share)	—	(6,914,948)	—	—	—	(6,914,948)
Profit for the period	—	—	—	—	5,893,444	5,893,444
Other comprehensive income for the period	—	—	—	2,270,017	—	2,270,017
Total comprehensive income for the period	—	—	—	2,270,017	5,893,444	8,163,461
Balance at March 31, 2013	628,632	614,964,431	10,739,009	(19,518,082)	(2,294,086)	604,519,904

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2012	March 31, 2013
Cash flows from operating activities:
Profit for the period	2,171,064	5,893,444
Adjustments for:
Depreciation of fixed assets	3,235,208	4,240,496
Share of profit of associate	(383,287)	(388,261)
Financial income	—	(178,781)
Financial costs and gain on interest rate swaps, net	2,906,447	718,400
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	—	939,181
Expense recognized in respect of equity-settled share based payments	1,424,404	—
	9,353,836	11,224,479
Movements in working capital	(3,409,648)	(5,518,459)
Cash provided by operations	5,944,188	5,706,020
Interest paid	(2,922,981)	(2,573,813)
Net cash from operating activities	3,021,207	3,132,207
Cash flows from investing activities:
Dividends received from associate	950,000	750,000
Payments for tangible fixed assets and vessels under construction	(21,225,860)	(339,736,540)
Purchase of short-term investments	—	(1,469,200)
Maturity of short-term investments	—	33,600,000
Financial income received	—	114,602
Net cash used in investing activities	(20,275,860)	(306,741,138)
Cash flows from financing activities:
Bank loan drawdown	—	272,500,000
Bank loan repayments	(6,850,114)	(6,957,682)
Increase in advances from related parties	3,350,050	—
Payment of loan issuance costs	(8,980,335)	(2,311,327)
Payment of initial public offering (“IPO”) costs	(728,526)	—
Dividends paid	—	(6,914,948)
Capital contributions	18,662,935	—
Net cash from financing activities	5,454,010	256,316,043
Effects of exchange rate changes on cash and cash equivalents	—	(679,181)
Decrease in cash and cash equivalents	(11,800,643)	(47,972,069)
Cash and cash equivalents, beginning of the period	20,092,909	110,978,315
Cash and cash equivalents, end of the period	8,292,266	63,006,246

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2012 and 2013

(All amounts expressed in U.S. Dollars)

1. Organization and Operations

GasLog Ltd was incorporated in Bermuda on July 16, 2003. GasLog Ltd. and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, Greece, and Monaco. The registered office of GasLog Ltd. is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog Ltd. is controlled by Blenheim Holdings Ltd. (“Blenheim Holdings”), an entity registered in Bermuda, which holds 50.89% interest in GasLog Ltd. and accordingly, can control the outcome of matters on which shareholders are entitled to vote. Blenheim Holdings is controlled by Ceres Shipping Ltd. (“Ceres Shipping”) an entity also registered in Bermuda. The ultimate controlling party of the Group at March 31, 2013 was Mr. Peter G. Livanos, who holds 51.23% interest in GasLog Ltd., directly and indirectly through Ceres Shipping’s majority ownership interest in Bleinheim Holdings, and through Falconera Navigation Inc. (“Falconera”). Falconera is a Panama company, which may be deemed attributable to Mr. Livanos because he is an officer and a board member of Falconera.

The accompanying consolidated financial statements include the financial statements of GasLog Ltd. and its subsidiaries. As of December 31, 2012 and March 31, 2013 all subsidiaries were 100% held (either directly or indirectly) by GasLog Ltd. and the Group’s structure was as follows:

Name	Place of incorporation	Principal activities	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	Holding company	—	—
GasLog Monaco S.A.M.	Monaco	Holding company	—	—
GasLog LNG Services Ltd.(1)	Bermuda	Vessel management services	—	—
GasLog LNG Employee Incentive Scheme Ltd.(2)	Bermuda	Holding company	—	—
GasLog Carriers Ltd.	Bermuda	Holding company	—	—
GAS-one Ltd.	Bermuda	Vessel-owning company	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	Vessel-owning company	GasLog Singapore	July 2010
GAS-three Ltd.	Bermuda	Vessel-owning company	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	Vessel-owning company	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	Vessel-owning company	Hull No. 2016	Q2 2013(3)
GAS-six Ltd.	Bermuda	Vessel-owning company	Hull No. 2017	Q3 2013(3)
GAS-seven Ltd.	Bermuda	Vessel-owning company	Hull No. 2041	Q4 2013(3)
GAS-eight Ltd.	Bermuda	Vessel-owning company	Hull No. 2042	Q2 2014(3)
GAS-nine Ltd.	Bermuda	Vessel-owning company	Hull No. 2043	Q4 2014(3)
GAS-ten Ltd.	Bermuda	Vessel-owning company	Hull No. 2044	Q1 2015(3)
GAS-eleven Ltd.	Bermuda	Vessel-owning company	Hull No. 2072	Q1 2016(3)
GAS-twelve Ltd.	Bermuda	Vessel-owning company	Hull No. 2073	Q2 2016(3)
GasLog Shipping Company Ltd.	Bermuda	Holding company	—	—
GasLog Shipping Limited	BVI	Dormant	—	—
Associates:
Egypt LNG Shipping Ltd.	Bermuda	Vessel-owning company	Methane Nile Eagle	December 2007

(1)	Prior to September 30, 2011, the name of this entity was Ceres LNG Services Ltd.

(2)	Prior to September 30, 2011, the name of this entity was Ceres LNG Employee Incentive Scheme Ltd.

(3)	For newbuildings, expected delivery dates are presented.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed interim financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2012. On May 14, 2013 GasLog Ltd.’s Board of Directors authorized the unaudited condensed interim financial statements for issuance and filing.

The unaudited condensed consolidated financial statements have been presented in U.S. dollars (“USD”), which is the functional currency of the Group.

F-7

The financial statements are prepared on the historical cost basis, except for derivative financial instruments. The same accounting policies and methods of computation have been followed in these condensed interim financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2012, except as noted below.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

In May 2011, the IASB issued IFRS 13 Fair Value Measurement which establishes a single source of guidance for fair value measurements under IFRS standards. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. Following the adoption of this standard, the Group adjusted its financial liability fair values to reflect its own credit risk. The new standard is effective for fiscal years beginning on or after January 1, 2013. As of March 31, 2013, the adoption of IFRS 13 has resulted in the Group’s Derivative financial instruments liabilities being decreased by $2,148,227, Other comprehensive income being decreased by $211,274 and the Gain on interest rate swaps, net for the period ended March 31, 2013 being increased by $2,359,501.

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits that change the accounting for defined benefit plans and termination benefits. Following the adoption of these changes, the Group recognizes changes in defined benefit obligations when they occur, thus eliminating the “corridor approach” permitted under the previous version of IAS 19 which the Group previously applied. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income. The revised standard is effective for annual periods beginning on or after January 1, 2013. The amendments of IAS 19 have been applied retrospectively. The change in accounting policy resulted in unrecognized actuarial gains of $80,072 as of January 1, 2012 being recognized. As of December 31, 2012, the change in this accounting policy has resulted in the Group’s reserves being increased by $31,668, the Other-non current liabilities being decreased by $61,082 and the General and administrative expenses for the year ended December 31, 2012 being decreased by $29,414. As of March 31, 2013, the change in accounting policy has resulted in the Group’s reserves being increased by $31,668, the Other-non current liabilities being decreased by $59,230, the Accumulated deficit being decreased by $29,414 and the General and administrative expenses for the period ended March 31, 2013 being increased by $1,852.

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements, which provides guidance on the presentation of items contained in other comprehensive income and their classification within other comprehensive income. The amendments to IAS 1 introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1 that are effective for the annual periods beginning on or after July 1, 2012, the income statement was renamed as statement of profit or loss. In addition, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. The presentation of items of other comprehensive income has been modified accordingly.

In December 2011, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures, which introduces disclosure requirements about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangements, even if they are not set off under IAS 32 Financial Instruments: Presentation . The amendments of IFRS 7 that are effective for the fiscal year beginning on January 1, 2013 did not have any impact on the Group’s condensed consolidated financial statements.

In May 2012, the IASB issued the Annual Improvements to IFRSs—2009-2011 Cycle, which contains amendments to its standards and the related Basis for Conclusions. It includes changes to IFRS 1 First Time Adoption of International Reporting Standards , IAS 1 Presentation of Financial Statements , IAS 16 Property Plant and Equipment , IAS 32 Financial Instruments: Presentation and IAS 34 Interim Financial Reporting. These amendments that are effective for the fiscal year beginning on January 1, 2013 did not have any impact on the Group’s condensed consolidated financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit and loss or at amortized cost. The new standard is effective for annual periods beginning on or after January 1, 2015, with retrospective application required. Management is currently evaluating the impact of this standard.

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation, which clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The standard is effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the financial statements as it relates to additional disclosures.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Tangible Fixed Assets and Vessels under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessel component	Vessel drydocking component	Office property and other tangible assets	Total tangible fixed assets	Total vessels under construction
Cost
At January 1, 2013	451,920,921	5,000,000	2,737,564	459,658,485	217,321,572
Additions	—	—	73,932	73,932	340,259,257
Transfer from vessels under construction	371,930,257	5,000,000	—	376,930,257	(376,930,257)
At March 31, 2013	823,851,178	10,000,000	2,811,496	836,662,674	180,650,572

Accumulated depreciation
At January 1, 2013	29,119,119	2,506,735	1,153,086	32,778,940	—
Depreciation expense	3,780,559	345,205	114,732	4,240,496	—
At March 31, 2013	32,899,678	2,851,940	1,267,818	37,019,436	—

Net book value
At March 31, 2013	790,951,500	7,148,060	1,543,678	799,643,238	180,650,572
At December 31, 2012	422,801,802	2,493,265	1,584,478	426,879,545	217,321,572
F-8

Vessels with an aggregate carrying amount of $798,099,560 as of March 31, 2013 (December 31, 2012: $425,295,067) have been pledged as collateral under the terms of the Group’s loan agreements.

Vessels under construction

In May 2010, GAS-three Ltd. and GAS-four Ltd. entered into shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each) with Samsung Heavy Industries Co. Ltd. The first vessel, the GasLog Shanghai, was delivered on January 28 2013 and the second vessel, the GasLog Santiago, was delivered on March 25, 2013.

In 2011, GAS-five Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. for the construction of six LNG Carriers (155,000 cubic meters each) which are scheduled to be delivered on various dates between 2013 and 2015.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first half of 2016. In addition, GasLog secured a total of four options from Samsung Heavy Industries Co. Ltd. that expire in July 2013.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of March 31, 2013, the Group has paid to the shipyard $175,125,000 for the vessels that are under construction and expects to pay the remaining installments as they come due based on the shipbuilding contracts (Note 8).

The details of cumulative vessels under construction costs as of December 31, 2012 and March 31, 2013 were as follows:

	December 31, 2012	March 31, 2013
Progress shipyard installment payments	210,125,000	175,125,000
Special bonus	3,800,000	3,800,000
Onsite supervision costs	3,496,981	1,930,065
Shipyard commission	(1,988,450)	(1,442,625)
Spare parts, equipment and other vessel delivery expenses	1,888,041	1,238,132
Total	217,321,572	180,650,572

4. Bank Loans

	December 31, 2012	March 31, 2013
Amounts due within one year	26,482,891	130,654,503
Less: unamortized deferred loan issuance costs	(729,548)	(2,104,244)
Loans – current portion	25,753,343	128,550,259
Amounts due after one year	229,176,900	390,547,606
Less: unamortized deferred loan issuance costs	(662,010)	(5,327,079)
Loans – non-current portion	228,514,890	385,220,527
Total	254,268,233	513,770,786

On January 18, 2013 and March 19, 2013, GasLog through its subsidiaries GAS-three Ltd. and GAS-four Ltd. drew down $272,500,000 in total from the loan facility with DNB Bank ASA and Export-Import Bank of Korea signed in March 2012 for the financing of the GasLog Shanghai and the GasLog Santiago. Deferred financing costs that comprise commitments, arrangement, structuring, legal and agency fees of $6,375,870 were classified contra to debt on the drawdown dates. Such fees are deferred and amortized to financial costs over the life of the related debt, using the effective interest method.

The main terms of the Company’s loan facilities have been disclosed in the annual financial statements for the year ended December 31, 2012. Refer to Note 12 “Bank Loans”. During the three months ended March 31, 2013, repayments related to the loan facilities of GAS-one Ltd. and GAS-two Ltd. of $6,957,682 (three months ended March 31, 2012: $6,850,114) were made in accordance with repayment terms.

In February 2013, the Group accepted an offer letter from DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ) for a term loan facility of up to $110,000,000 and a revolving credit facility of up to $50,000,000 for the purpose of refinancing the existing facility of GAS-two Ltd. with DnB Nor Bank ASA, National Bank of Greece and UBS AG and for general corporate purposes. The term loan is repayable in 20 equal quarterly installments of $2,500,000, together with a balloon installment of $60,000,000 due with the final installment in 2018. The revolving credit facility will be available for drawing on a fully revolving basis in minimum amounts of $5,000,000 until three months prior to the maturity date.

The carrying amount of the Group’s debt recognized in the consolidated financial statements approximates its fair value.

5. Related Party Transactions

The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and due from related parties

	December 31, 2012	March 31, 2013
Dividends receivable from associate	750,000	390,027
Commission for newbuildings	—	1,579,040
Other receivables	109,121	113,750
Total	859,121	2,082,817
F-9

Pursuant to a commission agreement with Samsung Heavy Industries Co. Ltd. shipyard, commissions due from the shipyard in relation to the newbuilding orders will be paid by Samsung Heavy Industries Co. Ltd. shipyard to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to the vessel-owning subsidiaries, after deducting handling fees for each payment. The outstanding receivable as of March 31, 2013 is $1,579,040.

The other receivables due from related parties of $113,750 as of March 31, 2013 (December 31, 2012: $109,121) are due from various related entities for payments processed and paid to various vendors on their behalf by the Group, as well as management and accounting services performed by GasLog LNG Services Ltd.

Liabilities

	December 31, 2012	March 31, 2013
Ship management creditors	353,695	379,734
Amounts due to related parties	121,663	97,649

Ship management creditors’ liability includes cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $97,649 as of March 31, 2013 (December 31, 2012: $121,663) represent expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

6. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	March 31, 2012	March 31, 2013
Employee costs	2,540,406	3,937,346
Board of directors’ fees	298,750	298,750
Expense recognized in respect of equity-settled share-based payments	1,424,404	—
Rent and utilities	381,831	251,751
Travel and accommodation	153,475	354,391
Legal and professional fees	294,417	663,127
Foreign exchange differences, net	(35,722)	617,849
Other expenses	127,206	491,446
Total	5,184,767	6,614,660

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2012	March 31, 2013
Social contributions	979,186	600,728
Unearned revenue	4,762,967	489,500
Accrued legal and professional fees	706,375	420,732
Accrued board of directors’ fees	432,500	298,750
Accrued employee costs	4,225,453	3,888,138
Accrued brokers’ commissions	—	750,000
Other accruals	875,364	1,685,741
Accrued financing cost	1,921,362	1,854,725
Accrued interest	1,191,276	2,238,708
Total	15,094,483	12,227,022

8. Commitments and Contingencies

(a)	At March 31, 2013 the Group had the following commitments relating to buildings under operating leases:

March 31, 2013
Operating leases
Not later than one year	597,487
Later than one year and not later than three years	890,200
Total	1,487,687

(b)	Commitments relating to the vessels under construction (Note 3) at March 31, 2013 payable to Samsung Heavy Industries Co. Ltd. were as follows:

March 31, 2013
Vessels under construction
Not later than one year	531,112,500
Later than one years and not later than three years	707,462,500
Later than three years and not later than five years	160,800,000
Total	1,399,375,000
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(c)	Future gross minimum lease revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of March 31, 2013 are as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

March 31, 2013
Lease revenues
Not later than one year	111,250,286
Later than one year and not later than three years	210,901,460
Later than three years and not later than five years	122,064,688
Total	444,216,434

Future gross minimum lease revenues disclosed in the above table excludes the revenues of the vessels that are under construction (Note 3), since estimated delivery dates are not confirmed.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

9. Derivative Financial Instruments

Interest rate swap agreements

The fair value of the interest rate swaps derivative liability is as follows:

	December 31, 2012	March 31, 2013
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	26,709,404	12,301,579
Financial liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	4,619,052	13,517,910
Total	31,328,456	25,819,489
Interest rate swaps, current liability	7,144,738	7,686,087
Interest rate swaps, non – current liability	24,183,718	18,133,402
Total	31,328,456	25,819,489

Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

						Notional Amount

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2012	March 31, 2013
GAS-one Ltd. (1)	Danish Ship Finance	Sept 2008	Sept 2008	August 2013	3.84%	67,744,111	—
GAS-one Ltd. (1)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	78,159,756	—
GAS-three Ltd. (1)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	96,250,000	—
GAS-four Ltd.	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	96,250,000	96,250,000
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	60,000,000	60,000,000
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	75,000,000	75,000,000
GAS-six Ltd.	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	63,500,000	63,500,000
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	75,000,000	75,000,000
GAS-seven Ltd. (1)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	108,000,000	—
						719,903,867	369,750,000

(1) As of January 1, 2013, hedge accounting for these four interest rate swaps was discontinued because the effectiveness criteria were not met. The cumulative loss of $9,907,463 from the period that the hedges were effective will be recycled to the profit or loss in the same manner as the hedged item will affect profit or loss, (i.e., amortized until the maturity of the hedging transaction). The amount that was reclassified to profit or loss for the period ended March 31, 2013 is $624,318.

The fixed interest agreements converted the floating interest rate exposure into a fixed interest rate in order to hedge the Group’s exposure to fluctuations in prevailing market interest rates. The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of March 31, 2013 with the exception of the four agreements for which the effectiveness criteria were not met as mentioned above.

For the three months ended March 31, 2013, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to $1,645,699 gain has been recognized in Other comprehensive income (March 31, 2012: $2,920,459). The gain of $37,334 relating to the ineffective portion was recognized during the three months ended March 31, 2013, in the unaudited condensed consolidated statement of income under Financial costs and gain on interest rate swaps, net (March 31, 2012: $11,155 loss). For the swap with Credit Suisse AG that was signed in March 2012, there was a loss of $843,429 recognized at its inception in the unaudited condensed consolidated statement of income under Financial costs and gain on interest rate swaps, net.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

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						Notional Amount

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2012	March 31, 2013
GAS-eight Ltd.	SEB (1)	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500,000	43,500,000
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500,000	43,500,000
GAS-eight Ltd.	SEB (1)	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	CBA (2)	May 2012	Mar 2014	Mar 2021	2.06%	14,000,000	14,000,000
GAS-one Ltd.	Danish Ship Finance	Sept 2008	Sept 2008	August 2013	3.84%	—	66,438,057
GAS-one Ltd.	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	—	76,652,897
GAS-three Ltd.	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	—	96,250,000
GAS-seven Ltd.	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	—	108,000,000
						143,000,000	490,340,954

(1) Skandinavinska Enskilda Banken AB (publ)

(2) Commonwealth Bank of Australia

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts as of March 31, 2013 amounted to a net gain of $3,825,934 for the three months ended March 31, 2013 (March 31, 2012: $956,567), which was recognized against earnings in the period incurred and is included in Financial costs and gain on interest rate swaps, net.

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The Group uses its judgment to make assumptions that are mainly based on market conditions for the estimation of the counterparty risk and the Group’s own risk that are considered for the calculation of the fair value of the interest rate swaps. The interest rate swaps were grouped into Level 2, according to the definitions of Levels provided by IFRS 7, Financial Instruments Disclosure . There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented.

10. Segment Reporting

The Group’s segments are: (1) vessel ownership and (2) vessel management.

Unallocated items primarily comprise assets and expenses relating to the Group’s administrative functions including compensation paid to senior management and directors and other costs, as well as financial investment activities.

The following tables include revenues and results for these segments as of and for the periods presented in these unaudited condensed consolidated financial statements:

	Three months ended March 31, 2013
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of profit or loss
Revenues from external customers (1)	19,235,341	2,541,517	—	—	21,776,858
Inter-segment revenues	—	1,961,760	—	(1,961,760)	—
Vessel operating and supervision costs	(3,942,578)	(2,092,507)	—	1,158,185	(4,876,900)
Depreciation of fixed assets	(4,125,765)	(79,377)	(35,354)	—	(4,240,496)
General and administrative expenses	(193,600)	(2,262,727)	(4,158,333)	—	(6,614,660)
Profit/(loss) from operations	10,973,398	68,666	(4,193,687)	(803,575)	6,044,802
Financial costs and gain on interest rate swaps, net	(700,097)	(11,638)	(6,665)	—	(718,400)
Financial income	18,727	267	159,787	—	178,781
Share of profit of associate	388,261	—	—	—	388,261
Profit/(loss) for the period	10,680,289	57,295	(4,040,565)	(803,575)	5,893,444
Statement of financial position as of March 31, 2013
Total assets	1,033,089,591	12,764,486	187,142,525	(70,272,331)	1,162,724,271
Total liabilities	617,544,553	7,004,584	1,652,797	(67,997,567)	558,204,367

	Three months ended March 31, 2012
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of profit or loss
Revenues from external customers (1)	13,992,428	2,609,959	—	—	16,602,387
Inter-segment revenues	—	986,290	—	(986,290)	—
Vessel operating and supervision costs	(2,418,994)	(1,938,468)	—	869,274	(3,488,188)
Depreciation of fixed assets	(3,135,875)	(71,054)	(28,279)	—	(3,235,208)
General and administrative expenses	200	(1,809,116)	(3,375,851)	—	(5,184,767)
Profit/(loss) from operations	8,437,759	(222,389)	(3,404,130)	(117,016)	4,694,224
Financial costs and gain on interest rate swaps, net	(2,890,322)	(11,955)	(4,170)	—	(2,906,447)
Share of profit of associate	383,287	—	—	—	383,287
Profit/(loss) for the period	5,930,724	(234,344)	(3,408,300)	(117,016)	2,171,064
F-12

(1)	During the three months ended March 31, 2013 and March 31, 2012, the vessel ownership segment had four and two vessels, respectively, that were time chartered out and earned revenue from external customers.

11. Earnings per Share

Basic earnings per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period. Manager shares and subsidiary manager shares contained the right to receive non-forfeitable dividends (whether paid or unpaid) and participated equally with common shares in undistributed earnings and therefore were participating securities and, thus, are included in the two-class method of computing basic earnings per share.

Diluted earnings per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares. As the Group’s capital structure only includes common shares and, prior to the IPO, included manager shares and subsidiary manager shares which were participating securities (i.e., there are no other potential common shares), diluted earnings per share under the two-class method for the three months ended March 31, 2012 and 2013 was the same as basic earnings per share for the respective period.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	Three months ended
	March 31, 2012	March 31, 2013
Basic earnings per share
Profit for the period attributable to owners of the Group	2,171,064	5,893,444
Less: Undistributed earnings allocated to manager shares and subsidiary manager shares	128,988	—
Earnings attributable to the owners of common shares (including common A shares) used in the calculation of basic EPS	2,042,076	5,893,444

Weighted average number of shares outstanding, basic	36,778,378	62,863,166
Basic earnings per share	0.06	0.09
Diluted earnings per share
Profit for the period attributable to owners of the Group used in the calculation of diluted EPS	2,171,064	5,893,444

Weighted average number of shares outstanding, basic	36,778,378	62,863,166
Potential ordinary shares relating to manager shares and subsidiary manager shares outstanding	2,323,118	—
Weighted average number of shares used in the calculation of diluted EPS	39,101,496	62,863,166
Diluted earnings per share	0.06	0.09

12. Subsequent Events

On May 14, 2013, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on June 11, 2013 to shareholders of record as of May 28, 2013. The declaration and payment of dividends is at all times subject to the discretion of the Board and will depend on, among other things, our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and the provisions of Bermuda law and such other factors as the Board may deem advisable.

F-13